Exhibit 99.1
News release via Canada NewsWire, Halifax 902-422-1411

    Attention Business Editors:

    CHC named preferred bidder for Ireland Search and Rescue contract

    VANCOUVER, March 1 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX:
FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today it has been named by The
Irish Department of Transport ("The Irish Coast Guard") as the 'preferred
bidder' to provide commercial search and rescue helicopter services from four bases in Ireland commencing July 1, 2007.
    CHC and the Irish Coast Guard will now negotiate details of the operation with a view to finalizing a contract for the provision of search and rescue helicopter services from bases at Dublin, Sligo, Shannon and Waterford on a
24/7 basis. The awarding of this contract remains subject to the finalization of terms and conditions with The Irish Coast Guard.
    CHC, through its Dublin-based subsidiary CHC Ireland, is the current provider of search and rescue and emergency helicopter services to The Irish
Coast Guard. Commencing in 2007, CHC will also provide commercial search and rescue helicopter services to the United Kingdom Maritime and Coastguard
Agency (MCA) from bases in the UK.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    If you wish to be added to, or removed from, the Company's distribution list, please contact communications(at)chc.ca.

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    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United
States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
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    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Jo Mark Zurel, Senior Vice-President And Chief
Financial Officer, (604) 279-2494; Chris Flanagan, Director of Communications,
(604) 279-2493;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media.
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on Tools for Investors./
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 13:19e 01-MAR-06